

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2015

Via E-mail
Domenic Dell'Osso, Jr.
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re: Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed May 6, 2015**
> **File No. 1-13726**

Dear Mr. Dell'Osso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

General

1.   On page 120 in the 10-K you refer to your joint venture with Sinopec International Petroleum Exploration and Production ("SIPEP"). The 20-F filed April 22, 2014 by China Petroleum & Chemical Corporation ("CPCC") indicates that SIPEP is a wholly-owned subsidiary of CPCC. We note recent state government and university divestment or similar initiatives regarding CPCC due to contacts with Iran and Sudan. Iran and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please discuss for us the potential for your relationship with SIPEP and CPCC to have an adverse impact upon your reputation and share value.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

2.   Your disclosure on page 58 states that based on the decline in oil and natural gas prices in the second half of 2014 and into 2015, you expect to record a material write-down in the first quarter of fiscal year 2015 as a result of the full cost ceiling test. We note you recorded this expected impairment charge in the quarter ended March 31, 2015 of approximately $5 billion to the carrying value of oil and natural gas properties. Considering the manner in which the full cost ceiling test limitation is calculated, we expect that you would have had an adequate basis to quantify reasonably possible near-term impacts of ceiling test impairments at the time the Form 10-K was filed (February 27, 2015). Refer to Section III.B of SEC Release No. 33-6835.

In addition, we further note similar disclosure in your Form 10-Q for the quarter ended March 31, 2015 on page 61 stating based on the first-day-of-the-month prices received over the 11 months ending May 1, 2015, you expect another material write-down in the carrying value of your oil and natural gas properties in the second quarter of 2015. Please revise your disclosure to quantify the extent to which the impact of current prices will be reflected in your accounting and reporting based on your reasonable expectation of future impairment.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

3.   On page 60, you state the reason for the $56 million increase in depreciation, depletion and amortization in the first quarter ending March 31, 2015 is due to "a decrease in oil and natural gas prices used in our reserve estimates as of March 31, 2015, and an increase in production". FASB ASC 932-270-50-1 requires the disclosure of favorable or adverse events that causes a significant change to the information presented in your annual financial report concerning oil and gas reserve quantities. In this regard, please expand your disclosure to specifically discuss any significant changes in your reserve estimates as of March 31, 2015, addressing both proved developed and proved undeveloped reserves. Your revised disclosures should highlight the reasons for any write-offs in oil and natural gas reserves, such as commodity price declines, changes in development plans, etc.

In addition, as required by Item 303(b) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350, discuss the potential impact of trends and uncertainties of recent price declines on your reserve volumes in the current and future reporting periods. As noted in our comment above, you have disclosed that based on first-day-of-the-month prices over the past 11 months ended May 1, 2015, you expect to record another material write-down in the carrying value of oil and natural gas properties in the second quarter of

2015. On a similar basis, expand your disclosures to address reasonably likely write-offs of your oil and natural gas reserve quantities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311with any other questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief